

Mail Stop 3720

August 1, 2008

Charles Y. Tanabe, Senior Vice President
Ascent Media Corporation
12300 Liberty Blvd.
Englewood, CO 80112

> **Re: Ascent Media Corporation**
> **Form 10-12G/A**
> **Filed July 23, 2008**
> **File No. 000-53280**

Dear Mr. Tanabe:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 18

1.   We note your response to comment 14 in our letter dated July 10, 2008. Since counsel is unable to provide a "will" opinion regarding the tax consequences of the spin-off, please further revise the risk factor on page nine to clearly state that counsel was unable to provide a "will" opinion and explain the cause of the uncertainty.

2.   We note that the discussion in this section constitutes the opinion of counsel that you have already received. Therefore, please state that the tax opinion described herein "are based on," rather than "will be based on" the assumptions and representations mentioned in the middle paragraph on page 19. Revise your disclosure elsewhere in the information statement, such as in the Question and Answer on page 3, to clarify that counsel has already provided an opinion and that

an additional confirming opinion is a condition to the closing of the Discovery
Transaction.

Capitalization, page 23

3. We note your response to comment 15 in our letter dated July 10, 2008. Tell us
    whether DHC expects that AMC will continue having taxable income in the near
    future and will be able to utilize the NOLs that will be spun off with it to offset
    such taxable income. Tell us how you will account for the spin-off of the NOLs
    (attributable to Ascent Sound) in your financial statements and how this
    transaction is reflected in the historical or as adjusted sections of the capitalization
    table.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

4. We note your revised disclosure on page 39 regarding firm service commitments
    under long-term contracts and the approximately $137.7 million of revenue
    expected to be earned in 2008 from such contracts. To the extent that this amount
    materially differs from amounts earned under similar contracts in previous years,
    please provide additional insight in your MD&A regarding how these known
    material commitments are likely to impact your results of operations in 2008.

Description of Our Business, page 35

Ascent Media, page 35

5. Refer to the statement that, "In conjunction with the internal restructuring to be
    undertaken in conjunction with the spin-off, Ascent Media will transfer Ascent
    Sound to DHC." It is unclear to us how you can transfer Ascent Sound to DHC,
    which per your disclosure in the second paragraph of this page, holds 100% of
    Ascent Sound. Please advise or revise. Please also define "internal restructuring"
    of DHC as the term is used herein and elsewhere in the filing.

Executive Compensation, page 47

Compensation Discussion and Analysis, page 47

Elements of Compensation, page 49

6. We note the 2007 actual revenue, EBITDA, and free cash flow included in the
    table at the bottom of page 52. Since these numbers appear to differ from the
    reported performance of Ascent Media in the financial statements in your
    information statement, please clarify by footnote the derivation of these numbers.
    For example, the 2007 actual revenue shown here exceeds 2007 net revenue of

Ascent Media Group. Also provide enough information so shareholders can determine the percentage of "hedge" discount.

Potential Payments Upon Termination or Change-in-Control, page 57

7.   We note your revised disclosure on the bottom of page 59 and the top of page 60 regarding the number of vested PARS held by named executive officers at the end of 2007. Please disclose the number of unvested PARS that would have vested assuming a change of control as of December 31, 2007.

Unaudited Condensed Combined Financial Statements

(1) Basis of Presentation, page F-6

8.   We note your response to comment 39 in our letter dated July 10, 2008. Please revise your disclosure here, in the Selected Financial Data, and elsewhere in the filing as appropriate to disclose your accounting treatment for the transfer of Ascent Sound's deferred tax asset to you by DHC.

Combined Financial Statements

Revenue Recognition, page F-21

9.   Refer to your response to comment 42 in our letter dated July 10, 2008. It is unclear to us why you believe it is appropriate to use the percentage of completion method under SOP 81-1 to recognize revenue from system integration services. You state that "formal acceptance of the Company's performance under the contract is received in the final stages of the contract when installation is complete and the equipment can be tested and commissioned." You also state that "in the event of cancellation Ascent Media will be entitled to recover the costs of the services rendered, primarily consisting of labor, materials, equipment procurement costs and overhead allocation." It appears to us that this provision allows you cost recovery in the event of cancellation but no profit recovery. Therefore, at a minimum, it would seem that recognition of profit should be deferred until customer acceptance, similar to that described in paragraph .25c. of SOP 81-1. Furthermore, it is unclear whether reasonably dependable estimates can be made which would require you to use the completed-contract method. Please provide us with a detailed analysis of paragraphs .25 - .29 of SOP 81-1 in your response letter.

10.   We note your response to comment 45 in our letter dated July 10, 2008. Please clarify your disclosure to state, if true, that except for the two subject contracts, your other revenue contracts that consist of multiple elements are not material to the financial statements in the aggregate.

<u>(9) Income Taxes, page F-27</u>

11.   Confirm in your response letter your inclusion or exclusion of deferred tax assets arising from Ascent Sound's net operating losses in the accompanying financial statements.

*   *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel
                                                Assistant Director

cc: Renee L. Wilm
        Baker Botts L.L.P.
        Via facsimile: (212) 259-2503